Filed by RiskMetrics Group, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: RiskMetrics Group, Inc.

(Commission File No.: 1-33928)

Set forth below is an entry posted in the Risk & Governance blog section of the RiskMetrics Group, Inc. (“RiskMetrics”) website regarding the proposed merger between RiskMetrics and MSCI Inc.

The RiskMetrics/MSCI Merger: A Message from Ran Fuchs and Ethan Berman

By Ran Fuchs on March 22, 2010 11:45 AM | No Comments | No TrackBacks

As you may be aware, RiskMetrics Group has entered into a definitive merger agreement to be acquired by MSCI Inc. (Click here to see the joint press release.)

We are writing this message to affirm our continued commitment to the ESG business.

By joining forces with MSCI, we will have more opportunities to expand the reach of ESG investing. MSCI’s market-leading index business, plus Barra’s factor and risk models, will provide platforms for us to strengthen the integration of ESG factors into investment risk management. We are excited about what this merger will mean for the ESG Analytics team, and for all of our clients.

Up to and after the merger, we will continue to set the standard for ESG screening research, platforms, and data feeds; ESG sustainability analysis, research, and ratings; and ESG risk analysis, research, and ratings.

RiskMetrics is committed to serving each segment of the sustainable investment marketplace. Some ESG investors seek to engage the companies they own; some want to avoid companies or practices they deem unethical; some assess companies’ management of impacts on the environment and society. And, a growing number of our clients study ESG issues to uncover potentially material investment risk and opportunity.

We now deliver the world’s most comprehensive suite of ESG investment tools, and our product development efforts will continue in 2010 and beyond:

• Our new ESG Screener will launch this month.

• We continue to support, maintain, and improve our sustainability analysis platform, Global Socrates, which launched in the fall of 2009.

• Improvements to our ESG risk analysis product, Intangible Value Assessment (IVA), will roll out during the second quarter of 2010.

All of this work is directed towards a single goal: serving the needs of our clients.  We are committed to helping investors use sustainability to grow assets, serve clients, and uncover hidden risk and value. Your partnership with us is the key to our understanding of the investment research marketplace, and we will strive to serve you better, now and in the future.

Please do not hesitate to reach out to either of us if you have any questions or concerns about the merger agreement or the future of the RiskMetrics ESG Analytics business. Thank you.

Regards,
Ran Fuchs
Director of the ESG Analytics unit of Risk Metrics

Ethan Berman
CEO of Risk Metrics

[Ed. note: The following text is a required disclaimer.]

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. MSCI will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of RiskMetrics that also constitutes a prospectus of MSCI. MSCI and RiskMetrics also plan to file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will be mailed to stockholders of RiskMetrics. INVESTORS AND SECURITY HOLDERS OF MSCI AND RISKMETRICS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about MSCI and RiskMetrics, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by MSCI will be available free of charge on MSCI’s internet website at www.mscibarra.com or by contacting MSCI’s Investor Relations Department at 866-447-7874. Copies of the documents filed with the SEC by RiskMetrics will be available free of charge on RiskMetrics’ internet website at www.riskmetrics.com or by contacting RiskMetrics’ Investor Relations Department at 212-354-4643

MSCI, RiskMetrics, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of RiskMetrics in connection with the proposed transaction. Information about the directors and executive officers of RiskMetrics is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 29, 2009. Information about the directors and executive officers of MSCI is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on February 23, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This document contains forward-looking statements. These statements relate to future events or to future financial performance and involve known and unknown risks, uncertainties and other factors that may cause MSCI’s, RiskMetrics and the combined company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond MSCI’s, RiskMetrics and the combined company’s control and that could materially affect actual results, levels of activity, performance, or achievements.  Such risks, uncertainties and factors include, but are not limited to:  the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the failure to consummate or delay in consummating the proposed merger for other reasons; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed merger; the combined company’s ability to promptly and effectively integrate the businesses of RiskMetrics and MSCI; and the diversion of management time on merger-related issues.

Other factors that could materially affect MSCI’s, RiskMetrics and the combined company’s actual results, levels of activity, performance or achievements can be found in MSCI’s Annual Report on Form 10-K for the fiscal year ended November 30, 2009 and filed with the SEC on January 29, 2010, in RiskMetrics’ December 31, 2009 Annual Form 10-K which was filed with the SEC on February 24, 2010 and in their respective quarterly reports on Form 10-Q and current reports on Form 8-K. If any of these risks or uncertainties materialize, or if MSCI’s or RiskMetrics’ underlying assumptions prove to be incorrect, actual results may vary significantly from what MSCI or RiskMetrics projected. Any forward-looking statement in this release reflects MSCI’s or RiskMetrics’ current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MSCI’s or RiskMetrics’ operations, results of operations, growth strategy and liquidity. MSCI and RiskMetrics assume no obligation to publicly update or revise these forward-looking statements for any reason, whether as a result of new information, future events, or otherwise.